 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Morin, Gary E. (Last) (First) (Middle) One Lexmark Centre Drive 740 West New Circle Road (Street) Lexington, KY 40550 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Lexmark International, Inc. LXK
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Executive Vice President and Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 26, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	02/26/2003		M |	7,606.00 | A |		D
Class A Common Stock	02/26/2003		M |	1,522.00 | A |		D
Class A Common Stock	02/26/2003		S |	3,803.00 | D | $61.9700		D
Class A Common Stock	02/26/2003		S |	5,325.00 | D | $62.3000	35,265.00	D
Class A Common Stock					80.00	I	By 401(k)
Class A Common Stock					14.00	I	By Spouse's 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Morin, Gary E. - February 26, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Deferred Stock Units Consisting of Elective Units	1-for-1	02/26/2003		M |	(D) 7,606.00 (1)	(2) (3) | (2) (3)	Class A Common Stock - 7,606.00 (1)		874.00	D
Deferred Stock Units Consisting of Supp. Units	1-for-1	02/26/2003		M |	(D) 1,522.00 (1)	(2) (4) | (2) (4)	Class A Common Stock - 1,522.00 (1)		175.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/ Joseph M. Kamer, Attorney-in-Fact 02-28-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Morin, Gary E. - February 26, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Lexmark International, Inc. LXK

Form 4 - February 2003

Gary E. Morin
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550
Explanation of responses:

(1)   The shares covered have been adjusted to reflect a 2-for-1 stock split of the Class A Common Stock on June 10, 1999.
(2)   2/26/2003
(3)   Deferred Stock Units consisting of Elective Units were accrued under the Issuer's Stock Incentive Plan, are fully vested at all times and are entitled to be settled upon the earlier of the 5th anniversary of the date of grant and the date of termination of employment due to retirement, death or disability, unless further deferred.
(4)   Deferred Stock Units consisting of Supplemental Units were accrued under the Issuer's Stock Incentive Plan, are vested in full on the 5th anniversary of the date of grant and are entitled to be settled upon the earlier of the 5th anniversary of the date of grant and the date of termination of employment due to retirement, death or disability, unless further deferred.

Page 3